                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                Amendment No. 2

                   Under the Securities Exchange Act of 1934

                         STAR MULTI CARE SERVICES, INC.
                                (Name of Issuer)

                    Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                  855156 30 3
                                 (CUSIP Number)

                             Asher S. Levitsky P.C.
                        Esanu Katsky Korins & Siger, LLP
                                605 Third Avenue
                            New York, New York 10158
                                 (212) 953-6000

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 14, 2002
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  Page 1 of 5
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CUSIP No. 855156 30 3             SCHEDULE 13D

================================================================================
 1   NAME OF REPORTING PERSON
     and  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
     Jericho Capital Corp. SEP f/b/o Kenneth Greene, 11-3206326

--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
 3   SEC USE ONLY


--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS
     OO

--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|

--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     USA

--------------------------------------------------------------------------------
     NUMBER OF
      SHARES
   BENEFICIALLY
     OWNED BY
  EACH REPORTING      7   SOLE VOTING POWER
    PERSON WITH           168,100                                          19.3%

                     -----------------------------------------------------------
                      8   SHARED VOTING POWER
                          -0-                                                 0%

                     -----------------------------------------------------------
                      9   SOLE DISPOSITIVE POWER
                          168,100                                          19.3%

                     -----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER
                          -0-                                                 0%

--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     168,100

--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (11) EXCLUDES CERTAIN SHARES  |_|

--------------------------------------------------------------------------------

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     19.3%

--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON
     EP

================================================================================


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CUSIP No. 855156 30 3             SCHEDULE 13D

================================================================================
 1   NAME OF REPORTING PERSON
     and  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
     Kenneth Greene

--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
 3   SEC USE ONLY


--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS
     OO

--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|

--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     USA

--------------------------------------------------------------------------------
     NUMBER OF
      SHARES
   BENEFICIALLY
     OWNED BY         7   SOLE VOTING POWER
  EACH REPORTING          -0-                                                 0%
    PERSON WITH
                     -----------------------------------------------------------
                      8   SHARED VOTING POWER
                          168,100                                          19.3%

                     -----------------------------------------------------------
                      9   SOLE DISPOSITIVE POWER
                          -0-                                                 0%

                     -----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER
                          168,100                                          19.3%

--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     168,100

--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (11) EXCLUDES CERTAIN SHARES  |_|

--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     19.3%

--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON
     IN

================================================================================


                                  Page 3 of 5
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Item 1.  Security and Issuer.

         This Amendment No. 2 relates to the common stock, par value $.001 per share ("Common Stock"), of Star Multi Care Services, Inc., a New York corporation (the "Company"), and amends the Schedule 13D, dated November 29, 2001, as amended. The Schedule 13D, as so amended, is hereinafter referred to as the "Schedule." All capitalized terms used in this Amendment and otherwise undefined shall have the meanings ascribed in the Schedule.

         This Amendment is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the reporting persons. It shall refer only to information that has materially changed since the filing of the Schedule.

Item 5. Interest in Securities of the Issuer.

         (a) The Jericho SEP owns 168,100 shares of Common Stock, representing 19.3% of the outstanding shares of Common Stock.

         (b) As a result of his position as the sole beneficiary of the Jericho SEP, Mr. Kenneth Greene has shared power with the Jericho SEP to vote or direct the vote and to dispose of or direct the disposition of the shares of Common Stock owned by the Jericho SEP.

         (c) Set forth below is information as to purchase of Common Stock by the Jericho SEP during the sixty days prior to the date of this Schedule 13D:

              Date             Number of Shares              Price Per Share
              ----             ----------------              ---------------
              3/14/02               10,000                        $0.46
              3/19/02                  300                         0.45
              3/21/02               10,000                         0.45
              3/22/02               10,000                         0.49
              3/28/02                7,500                         0.53
              4/1/02                 9,600                         0.63
              4/2/02                10,000                         0.74
              4/3/02                10,000                         0.80


         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.


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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information contained in this Statement is true, complete and correct.

         Dated April 8, 2002

                                             JERICHO CAPITAL CORP. SEP F/B/O
                                             KENNETH GREENE


                                             By:
                                                --------------------------------
                                                Kenneth Greene



                                             -----------------------------------
                                             Kenneth Greene


                                  Page 5 of 5